UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Lixiang Education Announces Unaudited Half Year 2022

Financial Results

Lishui, China, September 28, 2022 — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious international and vocational education service provider in China, today announced its unaudited financial results for the first half year of 2022.

Recent developments

Prior to September 2021, the Company primarily engaged in providing primary and secondary education services through Liandu Foreign Language School (“Affected Entity”, or “Lianwai School”). Under the Implementation Rules for the Law for Promoting Private Education of the PRC for Private Education Laws, effective on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. Based on the relevant accounting standard in accordance with U.S. GAAP, the Company has concluded that it has lost control of Affected Entity since August 31, 2021. The Company deconsolidated Affected Entity commencing from September 1, 2021 and presented it as a discontinued operation in comparative period financial statements.

On August 31, 2021, the Company acquired 100% equity interest in Qingtian Overseas Chinese International School (“Qingtian International School”) and embarked on the international high school education industry.

The Company has been exploring business opportunities beyond high school education and took steps to expand into vocational education. In January 2022, the Company formed Beijing Xinxiang Future Technology Development Co., Ltd with Beijing Renrenzhen Intelligent Technology Co., Ltd., to provide vocational education in the health care industry. In January 2022, the Company acquired 100% equity interests of Beijing Pengxiang Tianxia Education Technology Co., Ltd. (“Beijing P.X.”), which in turn holds 100% equity interests of Chuangmei Weiye Enterprise Management Co., Ltd (“Chuangmei Weiye”) and Hainan Jiangcai Vocational Skills Training School Co., Ltd and the sponsorship interests of Langfang City Rail Transit Technical School (“Langfang School”). For the six months ended June 30, 2022, Beijing P.X. generated total revenue of RMB14.52 million. We are moving towards becoming a leading vocational training leader and offering high-quality vocational courses to enhance students’ professional skills and sharpen their abilities to put their knowledge into practice. With the keen demand for vocational and professional education, we believe that the essential nature of education has gone from being theoretical knowledge-based to occupational and application-driven.

First Half Year 2022 Financial Results

Net Revenues

Net revenues for the six months ended June 30, 2022 were RMB22.75 million, compared with RMB23.02 million for the same period ended June 30, 2021.

Tuition and accommodation income

Vocational education: Revenue contribution for the period was RMB6.96 million from Langfang School.

High school education: Revenue contribution for the period was RMB5.55 million from Qingtian International School.

Comprehensive service for flexible employment

Revenue contribution for the period was RMB5.94 million from Chuangmei Weiye. which primarily focuses on recommending interns from Langfang School to customers with human resources demand. Through Chuangmei Weiye, we aim to assist talents with practical skills in obtaining internship opportunities and positions in well-known companies so as to bridge the supply and demand gap between the employers and talents.

Sales of meal, uniforms and learning materials

Revenue contribution for the period was RMB3.03 million, compared with RMB1.10 million for the same period in 2021.

Others

Other revenue of RMB1.27 million primary consisted of consulting services of oversea students’ enrollment in 2022 of RMB0.69 million.

Revenue of RMB23.02 million for the six months ended June 30, 2021 was primarily consisted of: (1) rental revenue from Affected Entity and other related party of RMB11.21 million; (2) food procurement services provided to Affected Entity of RMB10.64 million; (3) sales of meal, uniforms and learning material of RMB1.10 million. In 2022, the Company have continued to provide essential services to Affected Entity without recognizing any revenues relating to such activities.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2022 was RMB17.38 million, increased from RMB7.75 million for the same period ended June 30, 2021. The increase in cost of revenues was mainly due to the acquisition of Beijing P.X and Qingtian International School. Cost of revenue for the six months ended June 30, 2022 primarily consisted of: (1) salary, bonus, social security and welfare benefits of teachers of RMB9.37 million, including RMB6.12 million from international high school segment, and RMB3.25 million from vocational education segment; (2) rental cost and other utilities charge of RMB2.92 million for Langfang School and Qingtian International School; (3) salary and welfare for interns from comprehensive service for flexible employment segment of RMB1.63 million.

Cost of revenues of RMB7.75 million for the six months ended June 30, 2021 mainly included the costs for food procurement to support the operation of Lianwai School of RMB4.58 million, and depreciation and amortization expenses of RMB2.28 million recognized for the land and buildings leased to Lianwai School. In 2022, we continued to provide Lianwai School with premises and other related facilities without recognizing any revenues, and thus, depreciation and amortization of premises and other related facilities were recognized as general and administrative expense.

Gross Profit

As a result of the foregoing, gross profit for the first half year of 2022 was RMB5.37 million, compared with the gross profit of RMB15.27 million for the same period ended June 30, 2021.

Operating Expenses

Total operating expenses for the first half year of 2022 were RMB16.87 million, compared with RMB10.76 million for the same period ended June 30, 2021. The increase was mainly due to the acquisition of Beijing P.X. and Qingtian International School.

General and administrative expense for the first half year of 2022 increased by RMB5.07 million compared with that for the same period of 2021. The increase was primarily due to the salary and welfare of general and administrative personnel, general office expenses and depreciation expense of RMB7.48 million of Beijing P.X., partially offset by the decrease of professional service fees including audit fee and consulting fees.

Sales and marketing expenses for the first half year of 2022 was RMB1.04 million, which consisted primarily of training expenses, customer referral expenses, and other miscellaneous expenses for vocational education service and comprehensive service for flexible employment.

Other Income, net

Total net other income for the first half year of 2022 were RMB9.09 million, compared with RMB3.13 million for the same period ended June 30, 2021. The increase was contributed by the government grants of RMB4.05 million received by Langfang School, Qingtian International School to support the development of schools. The Company also received government grants for the successful listing on NASDAQ of RMB5 million.

Net Income/(loss)

Net loss for the first half year of 2022 was RMB5.05 million, compared with net income of RMB28.09 million for the same period ended June 30, 2021. Net loss from continuing operations for the first half year of 2022 was RMB5.05 million, compared with net income of RMB4.78 million for the same period ended June 30, 2021. Net loss from discontinued operations for the first half year of 2022 was nil, compared with net income of RMB23.31 million for the same period ended June 30, 2021.

Net Earnings/(Loss) Attributed to Ordinary Shares

Basic and diluted net loss per share attributable to ordinary shareholders of the Company from continuing operations for the first half year of 2022 were both RMB0.07 , compared with basic and diluted net earnings per share of RMB0.07 for the same period ended June 30, 2021.

Basic and diluted net loss per ADS attributable to ADS holders of the Company for the first half year of 2022 were both RMB0.38, compared with basic and diluted net earnings per ADS of RMB0.36 for the same period ended June 30, 2021.

Cash and Working Capital

As of June 30, 2022, the Company had total cash and cash equivalents and short-term investment balances of RMB217.52 million, an increase of RMB18.11 million from RMB199.41 million as of December 31, 2021. The increase was mainly due to the advance tuition and accommodation fees paid by students and proceeds from bank loans.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the rate in effect as of June 30, 2022 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(RMB, except share data and per share data, or otherwise noted)

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	199,411,823	217,524,251	32,475,516
Accounts receivable	—	1,232,079	183,945
Amounts due from related parties	—	2,928,490	437,212
Inventories	227,600	1,452,365	216,832
Prepayments and other current assets	101,467,924	61,038,448	9,112,800

Total current assets	301,107,347	284,175,633	42,426,305

Non-current assets
Property and equipment, net	165,058,863	164,062,689	24,493,915
Land use rights	36,767,329	36,293,981	5,418,549
Intangible assets, net	254,634	236,796	35,353
Goodwill	26,644,407	89,211,837	13,318,977
Deferred tax assets	2,893,183	5,674,724	847,214

Total non-current assets	231,618,416	295,480,027	44,114,008

TOTAL ASSETS	532,725,763	579,655,660	86,540,313

LIABILITIES
Current liabilities
Short-term borrowings	77,000,000	84,250,000	12,578,194
Accounts payable	6,002,448	3,433,726	512,642
Deferred revenue	1,386,607	10,350,343	1,545,266
Salary and welfare payable	2,126,041	2,325,893	347,247
Amounts due to related parties	323,400	321,071,908	47,934,774
Taxes payable	649,138	499,760	74,612
Long-term debt, current	—	3,925,000	585,987
Accrued liabilities and other current liabilities	17,392,216	23,057,916	3,442,457
Amounts due to Affected Entity, current	308,782,975	—	—

Total current liabilities	413,662,825	448,914,546	67,021,179

Non-current liabilities
Long-term debt, non-current	—	3,568,750	532,800

Total non-current liabilities	—	3,568,750	532,800

TOTAL LIABILITIES	413,662,825	452,483,296	67,553,979

COMMITMENTS AND CONTINGENCIES	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2021 and June 30 2022, respectively)	45,198	45,198	6,748
Additional paid-in capital	181,849,003	181,849,003	27,149,341
Statutory reserve	59,971,836	59,971,836	8,953,559
Accumulated other comprehensive loss	(12,542,667)	(2,233,508)	(333,454)
Accumulated deficit	(110,260,432)	(115,172,379)	(17,194,783)

Total Company’s shareholders’ equity	119,062,938	124,460,150	18,581,411

Non-controlling interests	—	2,712,214	404,923
TOTAL SHAREHOLDERS’ EQUITY	119,062,938	127,172,364	18,986,334

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	532,725,763	579,655,660	86,540,313

Lixiang Education Holding Co., Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(RMB, except share data and per share data, or otherwise noted)

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Net revenues	23,024,293	22,752,114	3,396,801
Cost of revenue	(7,752,242)	(17,383,875)	(2,595,344)

Gross profit	15,272,051	5,368,239	801,457

Operating expenses:
General and administrative expenses	(10,761,274)	(15,834,126)	(2,363,973)
Sales and marketing expenses	—	(1,039,481)	(155,190)

Total operating expenses	(10,761,274)	(16,873,607)	(2,519,163)

Income/(Loss) from operations	4,510,777	(11,505,368)	(1,717,706)

Interest expense	(833,331)	(2,740,633)	(409,166)
Interest income	6,541	42,698	6,375
Other income, net	3,127,624	9,090,339	1,357,152

Income/(Loss) before income taxes	6,811,611	(5,112,964)	(763,345)

Income tax (expense)/benefit	(2,028,630)	63,233	9,440

Income/(Loss) from continuing operations, net of tax	4,782,981	(5,049,731)	(753,905)

Income from discontinued operation, net of tax	23,309,950	—	—

Net income/(loss)	28,092,931	(5,049,731)	(753,905)

Less: net loss attributable to non-controlling interests	—	(137,784)	(20,571)

Net income/(loss) attributable to the Company’s shareholders	28,092,931	(4,911,947)	(733,334)

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(792,508)	10,309,159	1,539,117

Total comprehensive income/(loss)	27,300,423	5,259,428	785,212

Less: total comprehensive income/(loss) attributable to non-controlling interests	—	—	—

Total comprehensive income/(loss) attributable to the Company’s shareholders	27,300,423	5,259,428	785,212

Earnings/(loss) per ordinary share attributable to Company’s shareholders from continuing operations, basic and diluted	0.07	(0.07)	(0.01)
Earnings per ordinary share attributable to Company’s shareholders from discontinued operation, basic and diluted	0.35	—	—
Weighted average number of ordinary shares, basic and diluted	66,667,000	66,667,000	66,667,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

By:	/s/ Fen Ye
Fen Ye
Chairlady of Board of Directors

Date: September 28, 2022